Exhibit 99.3

ASIA ENTERTAINMENT & RESOURCES LTD.

UP TO 20,225,582 ORDINARY SHARES
ISSUABLE UPON EXERCISE OF TRANSFERABLE RIGHTS
TO SUBSCRIBE FOR SUCH SHARES

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL
5:00 P.M., NEW YORK CITY TIME, ON JUNE 21, 2013.

To Our Clients:

We are sending this letter to you because we hold ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of ASIA ENTERTAINMENT & RESOURCES LTD. (the “Company”), for you. The Company has commenced a rights offering of up to an aggregate of 20,225,582 Ordinary Shares (the “Shares”) at a subscription price of $3.00 per Share (the “Subscription Price”) pursuant to the exercise of transferable subscription rights (the “Rights”) distributed to all holders of record of Ordinary Shares as of June 3, 2013 (the “Record Holders”). The Rights are described in the Company’s prospectus supplement dated June 4, 2013 and the accompanying prospectus (collectively, the “Prospectus”), and evidenced by a subscription certificate (the “Subscription Certificate”) registered in your name or in the name of your nominee.

The Company has distributed one Right for each two Ordinary Shares outstanding on June 3, 2013. Each Right entitles the Record Holder to purchase one Share at the Subscription Price (the “Subscription Right”). There is no minimum number of Shares any Record Holder must purchase, but Record Holders may not purchase fractional Shares, and we will round the number of Shares issued down to the nearest whole number. Any excess subscription payment received by Continental Stock Transfer & Trust Company (the “Subscription Agent”) will be returned, without interest or deduction, as soon as practicable. See “The Rights Offering — The Subscription Rights” in the Prospectus.

We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Ordinary Shares we hold on your behalf, upon the terms and conditions set forth in the Prospectus.

We have enclosed your copy of the following documents:

1.	Letter to Subscription Rights holders from the Company;
2.	Prospectus; and
3.	Beneficial Owner Election Form.

The Subscription Rights will expire if not exercised prior to 5:00 p.m., New York City time, on June 21, 2013, subject to earlier termination or extension in the sole discretion of the Company (as may be extended, the “Expiration Date”). Any Subscription Rights not exercised prior to the Expiration Date will expire and will have no value. Any subscription for Shares made in the rights offering is irrevocable.

The materials enclosed are being forwarded to you as the beneficial owner of the Ordinary Shares carried by us in your account but not registered in your name. Exercises of Subscription Rights may be made only by us as the Record Holder and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the rights offering prior to the Expiration Date.

If you wish to have us, on your behalf, exercise the Subscription Rights for any Shares to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

If you have any questions concerning the rights offering, you may contact Georgeson Inc. at (877) 278-4774 (toll free) or (212) 440-9800.